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Donald R. Peck
LoJack Corporation
(781) 302-4200

David Calusdian
Sharon Merrill Associates
(617) 542-5300

LoJack Announces Election of Phil Horlock to Board of Directors
President and CEO of Blue Bird Corporation Joins as Company's
Eighth Independent Director

Canton, Mass., June 18, 2013 - LoJack Corporation (NASDAQ: LOJN), a leading provider of vehicle theft recovery and advanced fleet management solutions, today announced that transportation industry executive Phil Horlock has been elected to its Board of Directors, effective immediately. Horlock, the Board's ninth member and eighth independent director, will serve until the next annual meeting of shareholders.

Horlock, 57, is President and Chief Executive Officer of Blue Bird Corporation. Blue Bird, owned by Cerberus Capital Management, LP, is an international leader in school bus and transit bus design, manufacture and distribution, with more than 1,500 employees, manufacturing facilities in Georgia and Ontario and an extensive dealer network throughout North America. He joined Blue Bird in January of 2010 as Chief Financial Officer and was appointed to President and Chief Executive Officer in April of 2011. During his tenure, Horlock has overseen the company's restructuring activities while simultaneously launching industry-leading new products and increasing market share.

Prior to joining Blue Bird, Horlock spent more than 30 years at Ford Motor Company, where he held positions of increasing responsibility in worldwide Finance and Operations. His executive roles at Ford included Chairman and Chief Executive Officer, Ford Motor Land Development Corp.; Chief Financial Officer, Ford Asia Pacific & Africa; Member of the Advisory Board of Mazda Motor Corporation of Japan; Executive Vice President, Ford Global Insurance Operations; and Controller, Global Marketing, Sales & Service.

“Phil's transportation industry background, global market insights, financial acumen and strategic expertise make him an ideal choice to help guide LoJack's further development as a global brand, providing safety, security and protection products for the automotive aftermarket,” said Chairman Rory Cowan.

Commenting on his appointment, Horlock said, “LoJack is widely regarded as the global leader in vehicle-theft recovery and has a strong, growth-focused team led by its President and CEO, Randy Ortiz. I am delighted to be joining such an experienced Board of Directors and look forward to helping LoJack develop and grow its business.”

Horlock received a bachelor's degree in psychology and mathematics from the University of Sheffield in England where he graduated with honors. In addition, he is a graduate of the Ford Motor Company's Capstone Program for executive leadership development.

About LoJack Corporation
LoJack Corporation, the company that has helped more than nine million people protect their vehicles in the event of theft over the past 25+ years, today provides safety, security and protection for an ever-growing range of valuable assets and people. LoJack is expanding into new areas such as telematics, by leveraging its core strengths of its well-known brand, direct integration with law enforcement, U.S. dealer distribution and global licensee network. The Company is focusing on creating a new level of value for its dealer, customer and investor communities by delivering innovative offerings and multiple technologies in expanding geographies. For more information, visit www.lojack.com, www.autotheftblog.com, www.youtube.com/lojack, www.twitter.com/LoJackCorp or www.Facebook.com/LoJackCorp.